UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

- ☐ Form C: Offering Statement
- ☐ Form C-U: Progress Update
- ☐ Form C/A: Amendment to Offering Statement
    - ☐ Check box if Amendment is material and investors must reconfirm within five business days.
- ☑ Form C-AR: Annual Report
- ☐ Form C-AR/A: Amendment to Annual Report
- ☐ Form C-TR: Termination of Reporting

Name of issuer
Konduit Works, Inc.

Legal status of issuer

Form
Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
February 19, 2019

Physical address of issuer
12110 Sunset Hills Rd, #600, Reston, VA 20190

Website of issuer
www.konduitworks.com

Current number of employees
2

	Most recent fiscal year-end (2022)	Prior fiscal year-end (2021)
Total Assets	$417,350.00	$757,106.00
Cash & Cash Equivalents	$402,028.00	$750,087.00
Accounts Receivable	$13,389.00	$7,019.00
Short-term Debt	$41,102.00	$53,278.00
Long-term Debt	$267.00	$40,000.00
Revenues/Sales	$91,817.00	$42,183.00
Cost of Goods Sold	$71,759.00	$38,063.00
Taxes Paid	$0.00	$0.00
Net Income	-$684,316.00	-$143,690.00

May 2, 2022

FORM C-AR

Konduit Works, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Konduit Works, Inc., a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at www.konduitworks.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and

having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is May 2, 2022.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Konduit Works, Inc. (the "Company") is a Delaware Corporation, formed on February 19, 2019. The Company was formerly known as Lend Grow, Inc. The Company is currently conducting business under the name of Lend-Grow and Konduit.

The Company is located at 12110 Sunset Hills Rd, #600, Reston, VA 20190.

The Company's website is www.konduitworks.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

Konduit is a fintech business and operates an online loan marketplace, Lend-Grow, to connect borrowers with local and regional lenders. Konduit has signed nine lenders to participate on its marketplace. We charge lenders a referral fee for loans referred by the marketplace and subsequently closed by the lender.

RISK FACTORS

Risks Related to the Company's Business and Industry

To date, we have generated limited revenue, do not foresee generating considerable revenues in the near future and therefore rely on external financing.
Our business model currently focuses on continued technology and marketing capability development rather than generating a large amount of revenue.

We rely on external financing to fund our operations. We anticipate, based on our current proposed plans and assumptions relating to our operations (including the timetable of, and costs associated with, new product development) that, if the Minimum Amount is raised in this Offering, it will be sufficient to satisfy our contemplated cash requirements through the near future, assuming that we do not accelerate the development of other opportunities available to us, engage in an extraordinary transaction or otherwise face unexpected events, costs or contingencies, any of which could affect our cash requirements.

We expect capital outlays and operating expenditures to increase over the next several years as we expand our infrastructure, commercial operations, development activities and establish offices.

Our future funding requirements will depend on many factors, including but not limited to the following:

• The cost of expanding our operations;

• The financial items and timing of any collaborations, licensing or other arrangements into which we may enter;

• The rate of progress and cost of development activities;

• The need to respond to technological changes and increased competition;

• The costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;

• The cost and delays in product development that may result from changes in regulatory requirements applicable to our products;

• Sales and marketing efforts to bring these new product candidates to market;

• Unforeseen difficulties in establishing and maintaining an effective sales and distribution network; and

• Lack of demand for and market acceptance of our products and technologies.

We may have difficulty obtaining additional funding and we cannot assure you that additional capital will be available to us when needed, if at all, or if available, will be obtained on terms acceptable to us. If we raise additional funds by issuing additional debt securities, such debt instruments may provide for rights, preferences or privileges senior to the Securities. In addition, the terms of the debt securities issued could in1pose significant restrictions on our operations. If we raise additional funds through collaborations and licensing arrangements, we might be required to relinquish significant rights to our technologies, or grant licenses on terms that are not favorable to us. If adequate funds are not available, we may have to delay, scale back, or eliminate some of our operations or our research development and commercialization activities. Under these circumstances, if the Company is unable to acquire additional capital or is required to raise it on terms at are less satisfactory than desired, it may have a material adverse effect on its financial condition.

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

We were incorporated under the laws of Delaware on February 19, 2019. Accordingly, we have no history upon which an evaluation of our prospects and future performance can be made. Our proposed operations are subject to all business risks associated with a new enterprise. The likelihood of our creation of a viable business must be considered in light of the problems, expenses, difficulties, complications, and delays frequently encountered in connection with the inception of a business, operation in a competitive industry, and the continued development of advertising, promotions, and a corresponding client base. We anticipate that our operating expenses will increase for the near future. There can be no assurances that we will ever operate profitably. You should consider the Company's business, operations and prospects in light of the risks, expenses and challenges faced as an early-stage company.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of an approved product and revenues from sales, as well as the inherent business risks associated with our company and present and future market conditions. Our business currently generates limited sales and future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

The development and commercialization of products/services is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize products/services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

We depend on third party providers, suppliers and licensors to supply some of the hardware, software and operational support necessary to provide some of our services.

We obtain these materials from a limited number of vendors, some of which do not have a long operating history, or which may not be able to continue to supply the equipment and services we desire. Some of our hardware, software and operational support vendors represent our sole source of supply or have, either through contract or as a result of intellectual property rights, a position of some exclusivity. If demand exceeds these vendors' capacity or if these vendors experience operating or financial difficulties or are otherwise unable to provide the equipment or services we need in a timely manner, at our specifications and at reasonable prices, our ability to provide some services might be materially adversely affected, or the need to procure or develop alternative sources of the affected materials or services might delay our ability to serve our customers. These events could materially and adversely affect our ability to retain and attract customers, and have a material negative impact on our operations, business, financial results and financial condition.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data.

There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Through our operations, we collect and store certain personal information that our customers provide to purchase products or services, enroll in promotional programs, register on our web site, or otherwise communicate and interact with us.

We may share information about such persons with vendors that assist with certain aspects of our business. Security could be compromised and confidential customer or business information misappropriated. Loss of customer or business information could disrupt our operations, damage our reputation, and expose us to claims from customers, financial institutions, payment card associations and other persons, any of which could have an adverse effect on our business, financial condition and results of operations. In addition, compliance with tougher privacy and information security laws and standards may result in significant expense due to increased investment in technology and the development of new operational processes.

We depend on a few lender partners (i.e., customers) for a substantial portion of our net sales.

The loss of all or a substantial portion of our sales to any of our lender partners could have a material adverse effect on our financial condition and results of operations by reducing cash flows and our ability to spread costs over a larger revenue base. In addition, our largest lender partners have an increased ability to influence pricing and other contract terms. Although we strive to broaden and diversify our customer base, a significant portion of our revenue is derived from a relatively small number of customers. Consequently, a significant loss of business from, or adverse performance by, our lender partners, may have a material adverse effect on our financial condition, results of operations and cash flows. Similarly, the renegotiation of major lender partner contracts may also have an adverse effect on our financial results. We are also subject to credit risk associated with our customer concentration. If one or more of our largest lender partner customers were to become bankrupt, insolvent or otherwise were unable to pay for services provided, we may incur significant write-offs of accounts receivable or incur lease or asset-impairment charges that may have a material adverse effect on our financial condition, results of operations or cash flows.

Most of our significant long-term lender partner-customer contracts permit periodic adjustments to pricing based on several market factors, however we typically bear the risk of pricing changes, during the balance of the tem1 of the particular customer contract. Accordingly, certain price changes could adversely affect our gross profit margins.

We rely on various intellectual property rights, including trademarks and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.
Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.
The Company is dependent on Nishith Krishna, Fred Rubin, and Harris Schachter in order to conduct its operations and execute its business plan, however, the Company has not purchased

any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of Nishith Krishna, Fred Rubin, and Harris Schachter die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company has indicated that it has engaged in certain transactions with related persons.

Please see the section of this Form C-AR entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

The Consumer Financial Protection Bureau or CFPB is a new agency, and there continues to be uncertainty as to how the agency's actions or the actions of any other new agency could impact our business or that of our issuing banks.

The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as our issuing banks, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. To assist in its enforcement, the CFPB maintains an online complaint system that allows consumers to log complaints with respect to various consumer finance products, including the loan products we facilitate. This system could inform future CFPB decisions with respect to its regulatory, enforcement or examination focus.

We are subject to the CFPB's jurisdiction, including its enforcement authority, as a enter company function. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

There continues to be uncertainty as to how the CFPB's strategies and priorities, including in both its examination and enforcement processes, will impact our businesses and our results of operations going forward. Our compliance costs and litigation exposure could increase materially if the CFPB or other regulators enact new regulations, change regulations that were previously adopted, modify, through supervision or enforcement, past regulatory guidance, or interpret existing regulations in a manner different or stricter than have been previously interpreted.

Fluctuations in interest rates could negatively affect transaction volume.
All personal and nearly all small business loans facilitated through our marketplace are issued with fixed interest rates, and education and patient finance loans facilitated by our platform are issued with fixed or variable rates, depending on the type of loan. If interest rates rise, investors who have already committed capital may lose the opportunity to take advantage of the higher rates. Additionally, potential borrowers could seek to defer loans as they wait for interest rates to settle, and borrowers of variable rate loans through may be subject to increased interest rates. If interest rates decrease after a loan is made, borrowers through our marketplace may prepay their loans to take advantage of the lower rates. Investors through our marketplace would lose the opportunity to collect the above-market interest rate payable on the corresponding loan and may delay or reduce future loan investments. As a result, fluctuations in the interest rate environment may discourage investors and borrowers from participating in our marketplace and may reduce our loan originations, which may adversely affect our business.

Negative public opinion could damage our reputation and adversely affect our business.
Reputation risk, or the risk to our business from negative public opinion, is inherent in our business. Negative public opinion can result from our actual or alleged conduct in any number of activities, including loan referral practices, corporate governance, and actions taken by government regulators and community organizations in response to those activities. Negative public opinion can also result from media coverage, whether accurate or not. Negative public opinion can adversely affect our ability to attract and retain customers and employees and can expose us to litigation and regulatory action.

Our business and operating results may be impacted by adverse economic conditions.
General economic factors and conditions in the United States or worldwide, including the effects of the COVID-19pandemic, general interest rate environment, unemployment rates and residential home values, may affect borrower willingness to seek loans and lender ability and desire to make loans. For example, currently, as the result of the COVID-19 pandemic and during the 2008 financial crisis, banks severely constrained lending activities, which caused a decline in loan issuances. The current COVID-19 pandemic or other similar events in the future could negatively impact the willingness of lenders and borrowers to participate on our marketplace. Although the

U.S. and global economies have shown improvement from the 2008 recession, the recovery remains modest and uncertain and the COVID-19 pandemic has the potential to have severe negative effects on our economy. If present U.S. and global economic uncertainties persist, many of our lenders may delay or reduce their investment in the loans facilitated through our marketplace. Adverse economic conditions could also reduce the number of lenders that desire to participate in making loans facilitated on our marketplace, reduce the number of qualified

borrowers seeking loans on our marketplace and result in borrowers being unable to make payments. Should any of these situations occur, our revenue and transactions on our marketplace would decline and our business would be negatively impacted.

Our regulatory compliance programs and other enterprise risk management efforts cannot eliminate all systemic risk.
We have devoted significant time and energy to develop our enterprise risk management program, including substantially expanded regulatory compliance policies and procedures. We expect to continue to do so in the future. The goal of enterprise risk management is not to eliminate all risk, but rather to identify, assess and rank risk. The goal of regulatory compliance policies is to have formal written procedures in place that are intended to reduce the risk of inadvertent regulatory violations. Nonetheless, our efforts to identify, monitor and manage risks may not be fully effective. Many of our methods of managing risk and exposures depend upon the implementation of federal and state regulations and other policies or procedures affecting our customers or employees. Management of operational, legal and regulatory risks requires, among other things, policies and procedures, and these policies and procedures may not be fully effective in managing these risks.

While many of the risks that we monitor and manage are described in this Risk Factors section of this Memorandum, our business operations could also be affected by additional factors that are not presently described in this section or known to us or that we currently consider immaterial to our operations.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.
To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or

technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.
Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service

functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Our business has been impacted by the COVID-19 pandemic.

The COVID-19 pandemic and the mitigation efforts by governments to attempt to control its spread, including the closure of non-essential businesses and shelter in place orders, have resulted in an unprecedented reduction in economic activity and significant dislocation on consumers, businesses, capital markets and the broader economy.

There are no comparable recent events to accurately predict the effect COVID-19 may have, and, as a result, its ultimate impact is highly uncertain and subject to change. As of the date of this offering statement, COVID-19 has had, and may continue to have, a number of adverse effects on our business and results of operations, including the following:

• Negative pressure on revenues generated by our platfom, including as a result of increased credit risk of borrowers whose applications may be rejected by our lender partners;

• Reduced borrower approval rates, including as a result of credit and other adjustments that ain1 to protect investor returns; and

We will continue to actively monitor the situation, assess possible implications to our business and take appropriate actions in an effort to mitigate the adverse consequences of COVID-19. However, there can be no assurances that the initiatives taken by the Company will be sufficient or successful.

Further, our compliance with measures to contain the spread of or otherwise related to COVID-19 has impacted our day-to-day operations and could disrupt our business and operations, as well as that of our key vendors and counterparties, for an indefinite period of time. The disruptions caused by COVID-19 may result in inefficiencies and delays in product development, marketing, operations and customer service efforts that we cannot fully mitigate. Further, employee attrition or unavailability(for health reasons or otherwise) may adversely impact our operations and ability to execute on company initiatives and strategy.

The extent to which COVID-19 will continue to negatively impact our business and results of operations will depend on future developments which are highly uncertain and cannot be accurately predicted, including the duration of the pandemic, actions taken to treat or control the spread of COVID-19, any re-emergence of COVID-19 or related diseases, and the intermediate and longer-term impact on consumers, businesses and the broader economy. For example, COVID-19 raises the possibility of an extended global economic downturn, which could affect the perfom1ance of and demand for our products and services and adversely impact our business and results of operations even after the pandemic is contained.

The lending industry is highly regulated and changes in regulations or in the way regulations are applied to our business could adversely affect our business.

The regulatory environment in which lending institutions operate has become increasingly complex, and following the financial crisis of 2008, supervisory efforts to enact and apply relevant laws, regulations and policies have become more intense. Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perfom1 our obligations to investors and other constituents.

A proceeding relating to one or more allegations or findings of our violation of such laws could result in modifications in our methods of doing business that could in1pair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Konduit is a fintech business and operates an online loan marketplace, Lend-Grow, to connect borrowers with local and regional lenders. Konduit has signed nine lenders to participate on its marketplace. We charge lenders a referral fee for loans referred by the marketplace and subsequently closed by the lender.

Business Plan

Lend-Grow marketplace business plan has two key areas of growth that are designed to achieve the following marketplace goals: - Product Expansion: Introduce more product choices - Geographic Expansion: Acquire state-based licenses in certain states Product Expansion: Lend-Grow marketplace currently matches student loan refinance consumers to banks. We recently signed an agreement with a bank to expand marketplace to personal loans. The personal and student loan refinance is a large market with about $45 billion in annual originations. Other consumer loan choices may be added to marketplace over time. Geographic expansion: Some states may require certain licenses for a business such as those operated by Konduit. We plan to acquire states licenses wherever required in phases and continue to expand our geographical footprint.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Online Marketplace for Financial Services Products	Lend-Grow marketplace is a tech-enabled platform that helps connect borrowers with small to medium sized banks. The Lend-Grow marketplace connects with credit bureaus in real-time to execute a soft pull on the borrower's credit profile. The borrower profile is fed into a tech-enabled platform to match the borrower with a lender within	As a marketplace, we serve both consumers and businesses. Our business customers are mid-sized banks and credit unions. Currently we serve consumers that are looking to re-finance their student loans or personal loans.

	his or her geographic region. The borrower experience on the marketplace is very consumer-centric and designed to help the borrower choose the best offer for his or her financial objectives. For example, loan options can be filtered by the option with the lowest interest rate or lowest payment period. Lend-Grow also offers a lender portal for its bank customers that give them a full view of the leads that are matched to the lender through the Lend-Grow marketplace.	

Konduit offers an interactive, digital marketplace, Lend-Grow for borrowers to get matched with lenders in real-time. The Lend-Grow marketplace connects with credit bureaus in real-time and in few seconds is able to pull the borrower's credit profile that is then fed into a tech-enabled platform for matching with lender network. The borrower experience on Lend-Grow marketplace is very consumer-centric designed to help the borrower choose the best offer to lower the monthly payment or minimize interest. Lend-Grow also offers a lender portal for its bank customers that give them a full pipeline view of the leads that are matched to the lender through the Lend-Grow marketplace. The mid-sized lenders ($1B - $100B asset size) that are our core customer base often need help with pricing and identifying expansion opportunities when participating online. Konduit is developing an embedded fintech platform that will allow banks to easily onboard and test 3rd party fintechs. Banks will be able to select, configure, and combine fintechs into workflows to for various business needs.

We leverage a network of advisors and business intermediaries for identifying and signing up potential banks. The current management has a combined 40 years of experience in the financial services business with both large banks and small. Our professional network allows us to tap into the senior leadership at a significant number of mid-sized banks and credit unions for conversations on participating in Lend-Grow marketplace. We also have several advisors that have held senior executive positions in financial services firm who help us identify introduce lenders to grow our marketplace. This has been a successful strategy and generated several of the current lender partners. To accelerate the growth of our bank network, we have a partnership agreement with Stifel, a leading investment bank for mid-sized banks. Stifel has successfully partnered with other fintech companies and executed on similar bank customer acquisition strategy.

Competition

The Company's primary competitors are CreditKarma, Nerdwallet, and Credible.

The markets for the Company's products and services are highly competitive and the Company is confronted by aggressive competition in all areas of its business. These markets are characterized by frequent product introductions and rapid technological advances. The Company's competitors may aggressively cut prices or lower their product margins to gain or maintain market share. Principal competitive factors important to the Company include product features, relative price/performance, product quality and reliability, design innovation, marketing and distribution capability, service and support, and corporate reputation.

Customer Base

Our revenues are derived primarily from lenders participating in our marketplace. We primarily target mid-sized lenders with $1 billion to $100 billion in assets through business development activities to sign-up for participation in the Lend-Grow marketplace. Lend-Grow has signed eight lenders to join the marketplace since inception. The various size, location, and product offerings of our target customers give us potential growth opportunities. Our current customer-mix has both single-state and multi-state reach. Some of the customers are depository lenders while others are non-depository lenders. Our marketplace currently only offer student loan re-financing, and we have signed lenders for personal loan segment that will be launched in future.

The Company is dependent on the following customers:

Customer or Description	Service/product provided
NelNet Inc	Student Loan Re-finance leads referral
Republic Finance	Personal Loans leads referral

Intellectual Property

Trademarks

Application or Registration#	Goods / Services	Mark	File Date	Registration Date	Country
88455990	Platform as a service (PAAS), namely, an online software platform for facilitating lead generation for banks, credit unions, consumer-finance companies, investment firms, insurance companies, and financial technology	Lend-Grow	June 1, 2019	February 25, 2020	U.S.A

companies to find retail consumers, namely, individuals and small businesses owners that are shopping for deposits products, loan products, insurance products, investment products, small business financial products by electronic means over wireless networks, global computer networks and/or mobile telecommunications devices.			

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
Konduit Works, Inc.	CreditSnap Inc	Konduit has a strategic partnership with CreditSnap and licensed the usage of CreditSnap's online marketplace technology and agreement for customization, support, and services as needed. This relationship enables Lend-Grow to focus on core tech-IP development in-house while leveraging CreditSnap for non-core technology at a cost-effective price. CreditSnap technology is used by several other lenders and marketplaces for similar purposes.	

Not applicable

Governmental/Regulatory Approval and Compliance

The Company is subject to federal and state laws and regulations affecting its online marketplace operations in the areas of labor, advertising, digital content, consumer protection, promotions, quality of services, telecommunications, mobile communications and media, television, intellectual property ownership and infringement, tax, and data privacy requirements. Compliance with these laws, regulations and similar requirements may be onerous and expensive, and they may be inconsistent from jurisdiction to jurisdiction, further increasing the cost of compliance and doing business. Changes in laws, regulations and related interpretations, including changes in accounting standards, taxation requirements and increased enforcement actions and penalties may alter the environment in which we do business. Online loan marketplaces in certain states are regulated and require licensing. These licenses are based on products offered and some other factors. We evaluate our licensing needs periodically based on states of operations and marketplace products. Typically, licenses, permits and approvals under such laws and regulations must be renewed periodically and may be revoked, suspended or denied renewal for cause at any time if governmental authorities determine that our conduct violates applicable regulations. The CFPB, which commenced operations in July 2011, has broad authority over the businesses in which we engage. This includes authority to write regulations under federal consumer financial protection laws, such as the Truth in Lending Act and the Equal Credit Opportunity Act, and to enforce those laws against and examine large financial institutions, such as the issuing banks that partner with us, for compliance. The CFPB is authorized to prevent "unfair, deceptive or abusive acts or practices" through its regulatory, supervisory and enforcement authority. We are subject to the CFPB's jurisdiction, including its enforcement authority, as a lending marketplace. The CFPB may request reports concerning our organization, business conduct, markets and activities. The CFPB may also conduct on-site examinations of our business on a periodic basis if the CFPB were to determine, through its complaint system, that we were engaging in activities that pose risks to consumers.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 12110 Sunset Hills Rd, #600, Reston, VA 20190

The Company has the following additional addresses: N/A

The Company conducts business in Virginia.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nishith Krishna

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO, Company Secretary, Feb 2019 - Present;
Director, CEO, Company Secretary, President, CFO, Jan 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Develop and execute on the company business plans, 02/19/2019 - Present

Officers of the Company

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Nishith Krishna

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director, CEO, Company Secretary, Feb 2019 - Present;
Director, CEO, Company Secretary, President, CFO, Jan 2020 - Present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Develop and execute on the company business plans, 02/19/2019 - Present

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 2 employees in Virginia and Maryland.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	7,033,850
Voting Rights	One vote per share
Anti-Dilution Rights	No anti-dilution rights.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities from which Crowd Notes convert will be subject to dilution if/when the Company issues new shares of Common Stock.
Difference between these securities and the Securities issued pursuant to Regulation CF	Common Stock are equity securities of the Company, while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Type of security	Warrant
Amount outstanding	100,033
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	The securities from which Crowd Note convert will be subject to dilution if/when the warrants are exercised.
Difference between these securities and the Securities issued pursuant to Regulation CF	Warrants are exercisable into equity securities at the election of the holder while the Crowd Notes convert into equity securities upon the occurrence of certain events.

Type of security	SAFE (Simple Agreement for Future Equity)
Amount outstanding	3
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	SAFEs convert into equity securities upon the occurrence of certain trigger events that are different than the trigger events that convert

	the Crowd Notes.

Type of security	Crowd Notes
Amount outstanding	978,307
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	These are the Securities issued pursuant to Regulation CF

Type of security	Stock Options
Amount outstanding	499,582
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A
Difference between these securities and the Securities issued pursuant to Regulation CF	Stock Optoins are exercisable into equity securities at the election of the holder while the Crowd Notes convert into equity securities upon the occurrence of certain events.

The Company has the following long-term debt outstanding:

Type of debt	Note
Name of creditor	Nishith Krishna
Amount outstanding	$266.74
Interest rate and payment schedule	1.5% APR interest on loan
Amortization schedule	Non-amortizing
Describe any collateral or security	None
Maturity date	None
Other material terms	None

As of fiscal year-end 2021, the total amount of outstanding long-term debt of the Company was $266.74. The Company also had short-term debt of $41,102.00 consisting of accounts payable and credit cards, most of which has been paid off as of the date of this Form C-AR.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	668,807	$668,807.00	Business Development and Product Development	July 17, 2020	Regulation CF
Crowd Notes	146,500	$146,500.00	Business Development and Product Development	November 24, 2020	Rule 506(c)
Crowd Notes	163,000	$163,000.00	Business Development and Product Development	March 24, 2021	Rule 506(c)
SAFE (Simple Agreement for Future Equity)	1	$185,000.00	Business Development and Product Development	April 21, 2021	Rule 506(b)
SAFE (Simple Agreement for Future Equity)	2	$40,425.00	Business Development and Product Development	May 2, 2021	Rule 506(b)

Ownership

A majority of the Company is owned by a few co-founders. Those people are Nishith Krishna, Harris Schachter, Fred Rubin, and Mark Fahlberg.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Make sure the following table is up to date with the latest beneficial owners.

Name	Percentage Owned
Nishith Krishna	63.7%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Since inception, the Company has relied on the issuance of advances from related parties, the issuance of loans, the issuance of Crowd Notes, and the issuance of common stock to fund its operations. As of December 31, 2021, the Company had an accumulated deficit and will likely incur additional losses prior to generating positive retained earnings. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve profitable operations. During the next twelve months, the Company intends to fund its operations with funds from the issuance of securities, and revenue-producing activities. If the Company cannot secure additional short-term capital, it may cease operations.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on the following goals: 1. Sign-up more lenders on the Lend-Grow marketplace: A large base of lender network will make loan options available through Lend-Grow marketplace lenders more price competitive. A price-competitive marketplace will be key to improving the conversion of referred loans and hence overall profitability. 2. Increase mix of higher-margin personal loans: We expect to increase the mix Personal Loan lenders on the Lend-Grow marketplace in the next 12-24 months. Personal Installment loan market at $30 billion originations is near twice the size of student refinance annual originations. Not only is the Personal Loan market larger but also it is a higher margin referral for Lend-Grow. Our plans include growing the mix of Personal Loans to improve both the revenues and margin. 3. Decrease cost of marketing: We expect to incur higher marketing costs in the initial years due to setup expenses and unoptimized channels. These costs are expected to settle down after eighteen months, further boosting profitability.

Liquidity and Capital Resources

On July 17, 2020 the Company conducted an offering pursuant to Regulation CF and raised $668,807.00.

The Company subsequently conducted additional offerings pursuant to Regulation D, as indicated in the table above.

The Company does not have any additional sources of capital other than the proceeds from these offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Loans

Related Person/Entity	Nishith Krishna
Relationship to the Company	CEO and Director
Total amount of money involved	$12,595.10
Benefits or compensation received by related person	None except the 1.5% APR interest on loan.
Benefits or compensation received by Company	Loan is not due until the Company has raised $100,000 from outside investors. The loan can be pre-paid back to the Noteholder without any penalty.
Description of the transaction	Loan to the Company

Related Person/Entity	Mark Fahlberg
Relationship to the Company	Former Director and former President
Total amount of money involved	$12,671.00
Benefits or compensation received by related person	None except the 1.5% APR interest on loan.
Benefits or compensation received by Company	Loan is not due till the Company has raised $100,000 from outside investors. The loan can be pre-paid back to the Noteholder without any penalty.
Description of the transaction	Loan to the Company

Securities

Related Person/Entity	Harris Schachter
Relationship to the Company	Management team member
Total amount of money involved	$8,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Fred Rubin
Relationship to the Company	Former Management team member
Total amount of money involved	$8,000.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Mark Fahlberg
Relationship to the Company	Former President and former director.
Total amount of money involved	$360.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Nishith Krishna
Relationship to the Company	CEO and Director
Total amount of money involved	$13,035.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Sale of Restricted Stocks

Related Person/Entity	Mark Fahlberg
Relationship to the Company	Former President and former director.
Total amount of money involved	$318.33
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Repurchase of Restricted Stocks

Related Person/Entity	Fred Rubin
Relationship to the Company	Former Management team member
Total amount of money involved	$6,166.67
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Repurchase of Restricted Stocks

Related Person/Entity	Harris Schachter
Relationship to the Company	Former Management team member
Total amount of money involved	$4,691.00
Benefits or compensation received by related person	None
Benefits or compensation received by Company	None
Description of the transaction	Repurchase of Restricted Stocks

Rent

Related Person/Entity	Nishith Krishna
Relationship to the Company	CEO and Director
Total amount of money involved	$15,093.02
Benefits or compensation received by related person	None other than the expense reimbursement for lodging.
Benefits or compensation received by Company	In-person presence by CEO in the Richmond office.
Description of the transaction	Expense reimbursement for lodging

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Nishith Krishna
(Signature)

Nishith Krishna
(Name)

Chief Executive Officer
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Nishith Krishna
(Signature)

Nishith Krishna
(Name)

Chief Executive Officer
(Title)

5/2/22
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

I, Nishith Krishna, being the CEO of Konduit Works, Inc., a Corporation (the "Company"), hereby certify as of this that:

(i) the accompanying unaudited financial statements of the Company, which comprise the balance sheet as of December 31, 2021 and the related statements of income (deficit), stockholder's equity and cash flows for the year ended December 31, 2021, and the related noted to said financial statements (collectively, the "Financial Statement"), are true and complete in all material respects; and

(ii) the Company has filed tax returns for the year ending December 31, 2021 and any tax return information in the Financial Statements reflects accurately the information that would be reported in such tax returns.

/s/Nishith Krishna
(Signature)

Nishith Krishna
(Name)

Chief Executive Officer
(Title)

5/2/22
(Date)

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

KONDUIT WORKS INC.

Unaudited Financial Statements for the

Year Ended December 31, 2021, and Year Ended December 31, 2020

KONDUIT WORKS INC.
BALANCE SHEET
For Year Ended December 31, 2010, and Year Ended December 31, 2021
(Unaudited)

ASSETS	2021	2020
Current Assets		
Cash and cash equivalents	$ 402,028	$ 750,087
Accounts receivable	13,389	7,019
Prepaid expenses	1,933	1,476
Total Assets	$ 417,350	$ 758,583
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 37,147	$ 39,944
Accrued expenses	4,163	302
Accrued interest	(208)	406
Related party advances	267	12,626
Total Current Liabilities	41,369	53,278
Long-Term Liabilities		
Loan	0	40,000
Total Liabilities	41,369	93,278
STOCKHOLDERS' EQUITY		
Common Stock; $0.0001 par value, 10,000,000 shares authorized 8,000,000 shares issued and outstanding as of December 31, 2019	13,077	482
Additional paid-in capital	9,833	16,000
Additional paid-in capital - SAFEs	1,203,732	815,307
Additional paid-in capital - stock options	331	192
Retained earnings	(850,992)	(166,676)
Total Stockholders' Equity	375,981	(665,305)
Total Liabilities and Stockholders' Equity	$ 417,350	$ 758,583

KONDUIT WORKS INC.
STATEMENT OF OPERATIONS
For Year Ended December 31, 2010, and Year Ended December 31, 2021

(Unaudited)

	2021	2020
Revenues	$ 91,817	$ 42,183
Cost of revenues	71,759	38,063
Gross profit	20,058	4,120
Operating expenses		
General and administrative	580,861	63,040
Professional fees	99,840	77,879
Advertising and marketing	23,626	6,118
Total operating expenses	704,327	147,037
Net operating loss	(684,270)	(142,917)
Interest expense	(46)	(773)
Net Loss	$ (684,316)	$ (143,690)